EXHIBIT E

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2. Date of Material Change

February 22, 2006

Item 3. Press Release

The press release attached as Attachment "A" was released on CCN Matthews in Canada and on Business Wire in the United States on February 22, 2006 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. provides an update of exploration activities and results for its Rio Figueroa copper-gold project in Chile. During the fourth quarter of 2005, drilling in the Cerro Matta area intercepted additional copper-gold mineralization which included 158 meters averaging 0.36% copper and 0.37 g/t gold in drill hole MRC-15. These intercepts are from a seven hole reverse circulation drilling program totaling 2,250 meters, designed to test the continuity and explore for extensions to anomalous copper-gold mineralization encountered in previous drilling reported earlier in 2005. The Rio Figueroa project is located approximately 85 kilometers southeast of Copiapó, Chile. The property totals 74 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Attachment "A".

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of February 28, 2006.

"Bradley J. Blacketor"
Bradley J. Blacketor
Vice President, Secretary & Chief Financial Officer

PRESS RELEASE

ATTACHMENT "A"	Press Release No. 06-03

METALLICA RESOURCES UPDATES EXPLORATION ACTIVITIES AT ITS
RIO FIGUEROA PROJECT, CHILE

Toronto, Ontario - February 22, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to provide an update of exploration activities and results for its Rio Figueroa copper-gold project in Chile. During the fourth quarter of 2005, drilling in the Cerro Matta area intercepted additional copper-gold mineralization which included 158 meters averaging 0.36% copper and 0.37 g/t gold in drill hole MRC-15. These intercepts are from a seven hole reverse circulation drilling program totaling 2,250 meters, designed to test the continuity and explore for extensions to anomalous copper-gold mineralization encountered in previous drilling reported earlier in 2005. The Rio Figueroa project is located approximately 85 kilometers southeast of Copiapó, Chile. The property totals 74 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences.

Highlights from this latest drilling campaign include:
  Hole MRC-10 which intercepted 66 meters averaging 0.21% copper and 0.20 g/t gold beginning at a down-hole depth of 148 meters.

  Hole MRC-13 which intercepted 150 meters averaging 0.24% copper and 0.25 g/t gold beginning at a down-hole depth of 78 meters.

  Hole MRC-15 which intercepted 32 meters averaging 0.54% copper and 0.30 g/t gold beginning at a down-hole depth of 288 meters which was immediately followed by 126 meters averaging 0.31% copper and 0.39 g/t gold beginning at a down-hole depth of 320 meters.

These intercepts extend the zone of mineralization another 100 to 150 meters west of the copper-gold intercepts from holes MRC-7 and MRC-9, reported previously.

To date, fifteen reverse circulation holes totaling 4,834 meters have been drilled in the Cerro Matta area. Drilling has delineated a core zone of copper-gold mineralization developed along the contact between a granodiorite stock and andesite country rocks. The core zone measures approximately 300 by 400 meters in area and a vertical range of at least 400 meters. The zone remains open to the north, southeast, southwest and at depth. Compilation and interpretation of the Cerro Matta results are in progress to determine the next phase of exploration work for the Rio Figueroa project.

Metallica holds an option to purchase a 100% interest in the Rio Figueroa property from a private company controlled by the Chilean National Mining Company (ENAMI). Terms of the option include a series of cash payments totaling US$3,500,000 payable over a five-year period and US$1,500,000 exploration expenditure over the first three years of the option term. A 1.5% NSR royalty against any future production from the property will be retained by the vendor. Metallica made the second cash option payment of $200,000 to ENAMI in September 2005. The next option payment in the amount of US$300,000 is due in September 2006.

A complete listing of drill hole location coordinates and summarized assay results will be provided in Metallica's Material Change report, which will be available on SEDAR within 10 days of the date of this release. Actlabs

Chile S.A. of Coquimbo, Chile has completed all of Metallica's analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with atomic absorption finish for the gold analysis. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of the work performed is Mark Petersen, Certified Professional Geologist and Exploration Manager for Metallica Resources Inc.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 83.3 million shares outstanding, approximately US$42.7 million in cash and cash equivalents and no debt as of December 31, 2005. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS
Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.

The Rio Figueroa drill hole locations and assay summaries from the November-December 2005 drilling campaign are summarized below:

RIO FIGUEROA PROJECT DRILL ASSAY SUMMARY
November-December 2005 Drilling Campaign
TARGET	DRILL HOLE	FROM	TO	LENGTH	COPPER	GOLD
AREA					%	g/t
Cerro Matta	MRC-10	0	148	148	0.13	0.10
		148	214	66	0.21	0.20
		214	270	56	0.14	0.06
		270	300	30	0.08	0.08
	MRC-11	0	72	72	0.09	0.05
		72	96	24	0.37	0.06
		96	186	90	0.09	0.06
		186	214	28	0.15	0.07
		214	300	86	0.08	0.05
	MRC-12	0	106	106	0.06	0.01
		106	128	22	0.12	0.03
		128	176	48	0.08	0.03
		176	304	128	0.14	0.07
		304	318	14	0.10	0.07
	MRC-13	0	78	78	0.13	0.15
		78	228	150	0.24	0.25
		228	322	94	0.18	0.13
		322	342	20	0.08	0.07
	MRC-14	0	12	12	0.12	0.07
		12	264	252	0.07	0.03
	MRC-15	0	62	62	0.15	0.11
		62	104	42	0.30	0.14
		104	288	184	0.14	0.15
		288	320	32	0.54	0.30
		320	426	126	0.31	0.39
Quebradas	QG-26	0	110	110	0.04	0.04
		110	174	64	0.30	0.03
		174	242	68	0.18	0.03
		242	300	58	0.07	0.02

RIO FIGUEROA PROJECT DRILL HOLE LOCATIONS
November-December 2005 Drilling Campaign
TARGET	DRILL	DRILL COLLAR COORDINATES			TOTAL	AZIMUTH	DIP
AREA	HOLE ID				DEPTH	(o)	(o)
		UTM_N	UTM_E	ELEV (m)	(m)
Cerro Matta	MRC-10	6,949,260	450,140	3,651	300	40	-60
	MRC-11	6,949,085	450,000	3,712	300	90	-70
	MRC-12	6,949,310	449,856	3,750	318	40	-60
	MRC-13	6,949,430	450,054	3,741	342	340	-60
	MRC-14	6,949,720	449,830	3,544	264	40	-60
	MRC-15	6,949,260	450,140	3,655	426	340	-58
Quebradas	QG-26	6,950,000	450,500	3,403	300	325	-70